UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 32)

CDI Corp.

(Name of issuer)

Common Stock, Par Value $0.10 Per Share

(Title of class of securities)

125071 10 0

(CUSIP number)

December 31, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Walter R. Garrison
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,147,450
	6	Shared voting power 83,262
	7	Sole dispositive power 1,147,450
	8	Shared dispositive power 83,262
9	Aggregate amount beneficially owned by each reporting person 1,230,712
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
11	Percent of class represented by amount in Row 9 6.5%
12	Type of reporting person (see instructions) IN

SCHEDULE 13G FILED BY

Walter R. Garrison

PURSUANT TO THE

SECURITIES EXCHANGE ACT OF 1934

Item 1	(a).	Name of Issuer:

CDI Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1717 Arch Street, 35th Floor, Philadelphia, PA 19103-2768

Item 2	(a).	Name of Person Filing:

Walter R. Garrison

Item 2	(b).	Address of Principal Business Office or, if none, Residence

800 Manchester Avenue, 3rd Floor, Media, PA 19063

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.10 par value

Item 2	(e).	CUSIP Number:

125071 10 0

Item 3.:

Not Applicable

Item 4.	Ownership:

As of December 31, 2010:

(a) Amount Beneficially Owned:

1,230,712 shares

(b) Percent of Class:

6.5%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote:

1,147,450 shares

(ii) shared power to vote or direct the vote:

83,262 shares

(iii) sole power to dispose or direct the disposition of:

same shares as 4(c)(i) above

(iv) shared power to dispose of:

same shares as 4(c)(ii) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2011

/S/ WALTER R. GARRISON
Signature

WALTER R. GARRISON
Name/Title